

EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TO SELL ITS OPERATIONS TO VODAFONE

Montréal, Canada, March 15, 2005 – Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that it has entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of its interests in 79.0% of MobiFon S.A. ("MobiFon") and 100.0% of Oskar Mobil a.s. ("Oskar") for a cash consideration of approximately US$3.5 billion (subject to adjustments) and the assumption of approximately US$950 million of net debt (as at December 31, 2004). The consideration is payable in cash upon closing of the sale and is not subject to financing. The sale of TIW's interests in MobiFon and Oskar will be completed through the sale of its interests in ClearWave N.V. ("Clearwave"), an indirect 99.99% owned subsidiary. Vodafone already owns 20.1% of MobiFon. At closing, net proceeds from the sale along with net cash at TIW is expected to equate to US$16 per fully-diluted share and is intended to be distributed to shareholders pursuant to a plan of arrangement, as described more fully below.

The transaction value based on proportionate net debt represents a multiple of 10.5x[1] TIW's proportionate Operating Income Before Depreciation and Amortization ("OIBDA")[2] for 2004, pro forma for the recently completed acquisition of a 72.9% interest in Oskar Holdings N.V. US$16 per share would represent a premium of 21.3% to TIW's three-month average share price and a premium of 43.0% to TIW's share price on December 31, 2004.

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[1] Based on fully diluted number of shares, adjusted for option proceeds, assuming a share price of US$16.
[2] We use the term operating income before depreciation and amortization ("OIBDA") which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation or as an alternative measure of performance under generally accepted accounting principles ("GAAP"). For the reconciliation of OIBDA to net income refer to the non GAAP measures and operating data section of our quarterly release.

Closing of the sale is subject to (i) Court approval pursuant to the plan of arrangement (as more fully described below), (ii) shareholder approval on a basis to be determined by the Court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislation (EU and Romania). Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Certain shareholders of TIW (namely certain affiliates of J.P.Morgan Partners, LLC, Capital d'Amérique CDPQ Inc., an affiliate of Caisse de dépôt et placement du Québec, and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) representing in total approximately 33.6% of the outstanding share capital of TIW have agreed to support and vote their shares in favor of the transaction and not to solicit any competing transaction.

The Board of Directors of TIW has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the Arrangement referred to below. The Board of TIW has received opinions from Lazard Frères & Co. LLC (financial advisor to the Company) and Lehman Brothers Inc. (financial advisor to the Board of Directors) as to the fairness, from a financial point of view, to TIW's selling subsidiaries of the sale consideration to be paid to such subsidiaries.

The agreements between TIW and Vodafone contain customary provisions prohibiting TIW from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt by TIW of an unsolicited proposal from a third party that TIW's Board of Directors, in the exercise of its fiduciary duties, finds to be superior to the proposed transaction, subject to a termination fee to Vodafone of US$110 million, representing approximately 2.5% of the transaction value. The shareholder undertakings referred to above would also terminate in such circumstances. In addition, Vodafone has agreed to a standstill provision.

The transaction is to be carried out by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). The Arrangement is intended to provide for a shareholder vote, the distribution of the proceeds of the sale to TIW's shareholders and the eventual liquidation of TIW. Upon shareholder approval, TIW will as soon as practicable thereafter seek an order from the Superior Court of Québec (the "Court") approving the Arrangement. Concurrently with the approval of the Arrangement, TIW will seek Court authorization to initiate a creditor claims process.



It is expected that, pursuant to the Arrangement, the distribution to TIW's shareholders will be completed in stages up to a maximum amount of US$16 per TIW share, plus investment income, if any, earned following closing:

- upon closing of the sale, TIW intends to distribute the amount permitted by the Court (the "First Distribution").

- upon completion of the creditor claims process, TIW intends to distribute all remaining cash, except for appropriate reserves (the "Second Distribution").

- upon liquidation of TIW, it is intended that shareholders will receive any residual value to the extent of US$16 per share (plus investment income), and any excess shall be returned to Vodafone as an adjustment to the consideration.

The agreements with Vodafone provide for adjustments in certain circumstances but do not guarantee a minimum distribution to the shareholders of TIW. Pursuant to the agreements with Vodafone and the Arrangement, TIW shareholders will receive a maximum of US$16 per share (plus investment income). To the extent that assumptions as to the amount of *inter alia* (i) transaction and liquidation costs, (ii) net cash position at closing, and (iii) the absence of unidentified claims are different than expected, the shareholders may receive less than US$16 per share. Accordingly, TIW can give no assurances as to the total amount and timing of distributions to TIW's shareholders.

The Company anticipates mailing a proxy circular relating to the transaction to shareholders as soon as practicable convening the shareholders' meeting to approve the transaction and the Arrangement.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.



We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

TIW will hold an analyst call to discuss the transaction which will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 10:00 a.m. EST on Tuesday, March 15, 2005 (at http://www.tiw.ca). A replay of the conference call can also be heard between 2:00 p.m. on March 15 and 11:59 p.m. on April 12. To access the replay facility, dial +1 (416) 695-5800 and you will be instructed to enter the access code: 3146061#.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers as at December 31, 2004. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

About MobiFon

MobiFon is a leader of mobile telecommunication market and one of the strongest companies in Romania. MobiFon, which operates under the registered trademark Connex, launched the first GSM network in Romania, on April 15, 1997. MobiFon registered 4.9 million subscribers as at December 31, 2004.

About Oskar

Oskar is the brand name for mobile services offered by Oskar Mobil a.s. Oskar is the newest mobile operator in the Czech Republic. Since its commercial launch in March 2000, Oskar has already attracted more than 1.8 million subscribers, becoming one of the fastest growing 3rd operators in Europe.

About Vodafone

Vodafone is the world's leading mobile telecommunications company with operations in 26 countries across 5 continents with 416 million customers and 152 million proportionate customers worldwide as at December 31, 2004. For further information please visit www.vodafone.com.

About Vodafone International Holdings B.V.

Vodafone International Holdings B.V. is an indirectly wholly-owned subsidiary of Vodafone, incorporated in the Netherlands. It acts as a holding company within the Vodafone Group and currently holds interests in a number of Vodafone subsidiaries.

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca